UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

AMENDMENT NO. 1

TO SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

CREATIVE VISTAS, INC.

(Name of Issuer)

COMMON STOCK, NO PAR VALUE
(Title of Class of Securities)

225300 10 2
(CUSIP Number)

SAYAN NAVARATNAM
735-125 OMNI DRIVE
TORONTO, ONTARIO
M1P 5A9 CANADA
(905) 666-8676

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
WITH A COPY TO:

ANDREW J. BECK, ESQ.
TORYS LLP
237 PARK AVENUE
NEW YORK, NY 10017
(212) 880-6000

May 31, 2006
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SAYAN NAVARATNAM

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ Joint Filing
3	SEC USE ONLY

4	SOURCE OF FUNDS* NOT APPLICABLE

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,849,567
	8	SHARED VOTING POWER 14,268,927
	9	SOLE DISPOSITIVE POWER 6,849,567
	10	SHARED DISPOSITIVE POWER 14,268,927
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,118,494

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.2%

14	TYPE OF REPORTING PERSON* IN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MALAR TRUST INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ Joint Filing
3	SEC USE ONLY

4	SOURCE OF FUNDS* NOT APPLICABLE

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,268,927
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 14,268,927
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,268,927

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.1%

14	TYPE OF REPORTING PERSON* CO

ITEM 1.      SECURITY AND ISSUER.

This Schedule 13D relates to the Common Stock, no par value per share (the “Common Shares”), of Creative Vistas, Inc. (the “Company”). The principal executive offices of the Company are located at Unit #8-10, 2100 Forbes Street, Whitby, Ontario L1N 9T3, Canada.

ITEM 2.      IDENTITY AND BACKGROUND

(a)-(c)	This Schedule 13D is being filed by each of the following persons (the “Reporting Persons”):

(i)	Sayan Navaratnam (“Mr. Navaratnam”), 735-125 Omni Drive, Toronto, Ontario, M1P 5A9, Canada. Mr. Navaratnam is the Chairman and Chief Executive Officer of the Company.

(ii)
Malar Trust, Inc. (“Malar Trust”), P.O. Box #55389, 300 Borough Drive, Scarborough, Ontario M1P 4Z7, Canada. Malar Trust is a corporation organized under the laws of Ontario. Mr. Navaratnam is the sole shareholder, director and officer of Malar Trust.

(d)-(e)
During the last five years, none of the Reporting Persons, has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	Mr. Navaratnam is a citizen of Canada; Malar Trust is a corporation formed under the laws of Ontario, Canada.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

4,232,535 Common Shares were gifted by Mr. Navaratnam to Malar Trust and 4,232,535 Common Shares were gifted by Dominic Burns to Malar Trust.

ITEM 4.      PURPOSE OF TRANSACTION.

The purpose of the transaction was to gift the Common Shares to Malar Trust. The transaction was consummated on May 31, 2006.

None of the Reporting Persons has any other current plans or proposals that relate to or would result in:

(a)	the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Company;

(f)	any other material change in the Company’s business or corporate structure;

(g)	changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)
causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	any action similar to any of those enumerated above.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

(a)-(b)
The Reporting Persons may be deemed to be the beneficial owners of 21,118,494 Common Shares, of which 6,849,567 are held by Mr. Navaratnam and 14,268,927 are held by Malar Trust. Mr. Navaratnam may be deemed to be the indirect beneficial owner of the Common Shares held by Malar Trust. Such Common Shares constitute approximately 65.2% of the issued and outstanding Common Shares based on the number of Common Shares outstanding as of July 24, 2006.

(c)	None of the Reporting Persons has effected any transaction in the Common Shares during the past 60 days, other than as disclosed herein.

(d)	No person is known to any of the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any such Common Shares.

(e)	Not applicable.

ITEM 6.      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Persons are not parties to any contracts, arrangements, understandings or relationships with respect to securities of the Company.

ITEM 7.      EXHIBITS

None.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated: July 31, 2006

/s/ SAYAN NAVARATNAM__________
Sayan Navaratnam in his personal capacity

MALAR TRUST INC.

By:  _/s/SAYAN NAVARATNAM _____________
            Name: Sayan Navaratnam as a beneficial owner